1-30-04

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 23 2003
DIVISION OF MARKET REGULATION




03052978

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM

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SEC FILE NUMBER
8-30401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2002 (MM/DD/YY) AND ENDING MARCH 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
THE FORESIGHT COMPANY

13840

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 CRESTRIDGE DRIVE
(No. and Street)

VERNON CENTER, CONNECTICUT 06066-4108
(City) (State) (Zip Code)

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR J. BRYANT 860 875-8629
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GAIL E. SLICER
(Name — *if individual, state last, first, middle name*)

561 HARTFORD TPK VERNON CT 06066
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, GAIL E. SLICER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Foresight Company, as of December 14, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Gail E. Slicer
Signature

public accountant
Title

Carol Ann Slicer
Notary Public
CAROL ANN SLICER
NOTARY PUBLIC
MY COMMISSION EXPIRES SEPT. 30, 2006

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 2 3 2003
DIVISION OF MARKET REGULATION

GAIL H. SLICER
Public Accountant
561 Hartford turnpike
Vernon, Connecticut 06066
(860) 875-2856

23 May 2003

U. S. Securities and Exchange Commission
Associate Regional Director
Broker Dealer Inspection Program
233 Broadway
New York, New York 10279

Dear Sirs:

We have examined the balance sheet of The Foresight Company as of 31 March 2003, the end of the fiscal year of that firm, and the related statements and changes in the financial position for the fiscal year ended 31 March 2003.

The examination was made in accordance with generally accepted auditing standards and included such tests of accounting records as we considered necessary under the circumstances. No material differences existed between my audited computation of net worth and the unaudited one submitted by The Foresight Company in its quarterly Focus II A report dated as of 31 March 2003

Sincerely yours,



Gail H. Slicer, Public Accountant

Copy

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

SECURITIES AND EXCHANGE COMMISSION RECEIVED DEC 23 2003 DIVISION OF MARKET REGULATION

COVER

Select a filing method: Basic (•) [0011] Alternate ( )

Name of Broker Dealer: THE FORESIGHT COMPANY [0013]

SEC File Number: 8- 30401 [0014]

Address of Principal Place of Business: 34 CRESTRIDGE DRIVE [0020]

VERNON [0021] CT [0022] 06066-4108 [0023]

Firm ID: 13840 [0015]

For Period Beginning 01/01/2003 [0024] And Ending 03/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: ARTHUR J. BRYANT [0030] Phone: (860) 875-8629 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report [ ] [0042]

ASSETS

Consolidated ( ) [0198] Unconsolidated (•) [0199]

	Allowable	Non-Allowable	Total
1. Cash	295 [0200]		295 [0750]
2. Receivables from brokers or dealers:			

A. **Clearance account**	[0295]		
B. **Other**	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	87,445 [0424]		
E. **Spot commodities**	[0430]		87,445 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]

A.	Exempted securities [0170]			
B.	Other securities [0180]			
8.	Memberships in exchanges:			
A.	Owned, at market [0190]			
B.	Owned, at cost		[0650]	
C.	Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	TOTAL ASSETS	87,740 [0540]	0 [0740]	87,740 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
A.	Clearance account	[1114]	[1315]	0 [1560]

B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	1,493 [1205]	[1385]	1,493 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	17,015 [1210]		17,015 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]

1. from outsiders

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	18,508 [1230]	0 [1450]	18,508 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	77,575 [1793]
D. Retained earnings	-8,344 [1794]
E. Total	69,231 [1795]
F. Less capital stock in treasury	[1796]

24.	TOTAL OWNERSHIP EQUITY	69,231 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	87,739 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2003 [3932] Period Ending 03/31/2003 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
b.	**Commissions on listed option transactions**	[3938]
c.	**All other securities commissions**	[3939]
d.	**Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	[3949]
c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	-5,566 [3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	295 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	[3995]
9.	Total revenue	-5,271 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		415 [4075]
a.	**Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		1,973 [4100]
16.	Total expenses		2,388 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-7,659 [4210]
18.	Provision for Federal Income taxes (for parent only)		0 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a.	**After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
a.	**After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-7,659 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	1,998 [4211]

EXEMPTIVE PROVISIONS

25\. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- [4335A]	[4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 69,231 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 69,231 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]
   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0 [3525]

5. Total capital and allowable subordinated liabilities — 69,231 [3530]
6. Deductions and/or charges:

A.	**Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	0 [3540]	
B.	**Secured demand note deficiency**	[3590]	
C.	**Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
D.	**Other deductions and/or charges**	[3610]	0 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8.	Net capital before haircuts on securities positions	69,231 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A.	**Contractual securities commitments**	[3660]
B.	**Subordinated securities borrowings**	[3670]
C.	**Trading and investment securities:**	
1.	**Exempted securities**	[3735]
2.	**Debt securities**	[3733]
3.	**Options**	[3730]
4.	**Other securities**	13,117 [3734]
D.	**Undue Concentration**	9,055 [3650]
E.	**Other (List)**	

[3736A]	[3736B]
[3736C]	[3736D]

	[3736E]	[3736F]	
		0 [3736]	-22,172 [3740]
10. Net Capital			47,059 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	1,233 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	42,059 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	45,208 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			18,508 [3790]
17. Add:			
A. **Drafts for immediate credit**		[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C. **Other unrecorded amounts(List)**			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			18,508 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 39 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		76,889 [4240]
A.	**Net Income (loss)**		-7,659 [4250]
B.	**Additions (Includes non-conforming capital of**	[4262])	[4260]
C.	**Deductions (Includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		69,230 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

THE FORESIGHT COMPANY
Fiscal year ending 31 March 2003

BALANCE SHEET

Cash	$ 295		
Other securities	87,445		
Total assets			$87,740
Accounts payable	$ 1,493		
Unsecured notes	17,015		
Total Liabilities		$18,508	
Additional paid in capital	$77,575		
Retained earnings	-8,344		
Total		$69,231	
Total liabilities and equity			$87,739

STATEMENT OF CHANGES, EQUITY

Balance beginning of period	$76,889	
Net loss	7,659	
Balance end of period		$69,230

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 29 2003
DIVISION OF MARKET REGULATION

THE FORESIGHT COMPANY

Statement of Cash Flow
Yeae ended 31 March 2003

Cash 31 March 2002		$ (81.78)
Source of funds		
Increase in paid in capital	$ 2,500.00	
Reduction in retained earnings	35,822.40	
		$38,322.40
Application of funds		
Reduction of accounts payable	$ 1,193.69	
Net loss	36,752.39	
		$37,946.08
Cash 31 March 2003		$ 294.54